Jupiter Neurosciences, Inc.

1001 North US HWY 1, Suite 504

Jupiter, Florida 33477

December 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Jupiter Neurosciences, Inc.
Registration Statement on Form S-1 (File No. 333-291832)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of Jupiter Neurosciences, Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-1 (File No. 333-291832) filed with the U.S. Securities and Exchange Commission on November 26, 2025 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective on December 11, 2025, at 5:30 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Please contact Katherine E. Geddes (kgeddes@reedsmith.com/telephone: (469) 680-4200) of Reed Smith LLP with any questions and please notify her when this request for acceleration has been granted.

Very truly yours,

JUPITER NEUROSCIENCES, INC.

By:	/s/ Saleem Elmasri
Saleem Elmasri
Chief Financial Officer and Secretary

cc:

Katherine E. Geddes, Esq., Reed Smith LLP